UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-52154

Stock-Trak Group, Inc.
 (Exact name of registrant as specified in its charter)

3500 De Maisonneuve West,
2 Place Alexis Nihon Suite 1650
Montreal, Quebec, Canada H3Z 3C1
514) 871-2222

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Common Stock, Par Value $0.001 per share
 (Title of each class of securities covered by this Form)

____________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     92

Pursuant to the requirements of the Securities Exchange Act of 1934, Stock-Trak Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 12, 2009                                                                       By: /s/ Mitchell Rosen
        Mitchell Rosen
        Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the
Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.